Exhibit 99.3

MMMMMMMMMMMM . Admission Ticket MMMMMMMMMMMMMMM C123456789 000004 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Time, on May 9, 2016. MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Vote by Internet • Go to www.envisionreports.com/SBBP • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website Submit your proxy by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded message Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF YOU HAVE NOT VOTED VIA THE INTERNET OR SUBMITTED YOUR PROXY BY TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE TO BE RECEIVED BY 5:00 P.M. EASTERN TIME ON MAY 9, 2016. q Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2. 1. To re-elect, by separate resolutions, the following individuals who retire as Directors in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-election as Class I directors: + For Against Abstain For Against Abstain 1.1 - Hilde Steineger, Ph.D. 1.2 - Mårten Steen, M.D., Ph.D. ForAgainst Abstain 2. To authorise the Board of Directors, acting through its Audit Committee, to determine the remuneration of the auditors. Non-Voting Items Change of Address — Please print your new address below. Comments — Please print your comments below. Meeting Attendance Mark the box to the right if you plan to attend the Annual General Meeting. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. MMMMMMMC 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 1 U P X2 7 5 0 0 6 1 02AOJI MMMMMMMMM C B A Annual General Meeting Proxy Card1234 5678 9012 345 X IMPORTANT ANNUAL GENERAL MEETING INFORMATION

. 2016 Annual General Meeting Admission Ticket 2016 Annual General Meeting of Strongbridge Biopharma plc Shareholders Thursday, May 12, 2016 at 10:00 a.m. Dublin Time Offices of Arthur Cox Earlsfort Terrace Dublin, D02 CK83, Ireland Upon arrival, please present this admission ticket and photo identification at the registration desk. q IF YOU HAVE NOT VOTED VIA THE INTERNET OR SUBMITTED YOUR PROXY BY TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Strongbridge Biopharma plc Notice of 2016 Annual General Meeting of Shareholders Offices of Arthur Cox, Earlsfort Terrace, Dublin, D02 CK83, Ireland Proxy Solicited by Board of Directors for Annual General Meeting — May 12, 2016 A. Brian Davis and Stephen J. Long, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Strongbridge Biopharma plc to be held on May 12, 2016 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted as instructed by the shareholder. If no such instructions are indicated, the Proxies will have authority to vote FOR Proposals 1.1 and 1.2 (the re-elections of Hilde Steineger, Ph.D. and Mårten Steen, M.D., Ph.D. as Class I directors) and FOR Proposal 2 (to authorise the Board of Directors, acting through its Audit Committee, to determine the remuneration of the auditors). In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side.)